Annual Report

Cover Page

Name of issuer:

Ghost Flower Inc

Legal status of issuer:

Form: Corporation

Jurisdiction of Incorporation/Organization: TX

Date of organization: 6/13/2016

Physical address of issuer:

1400 McKinney St
Suite 2709
Houston TX 77010

Website of issuer:

http://www.ghostflower.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

2

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$353,072.00	$342,745.00
Cash & Cash Equivalents:	$49,931.00	$49,253.00
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$0.00	$39,697.00
Long-term Debt:	$0.00	$319,000.00
Revenues/Sales:	$217,903.00	$70,314.00
Cost of Goods Sold:	$136,085.00	$108,667.00
Taxes Paid:	$800.00	$800.00
Net Income:	($313,626.00)	($382,106.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Ghost Flower Inc

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

| Principal Occupation | Main | Year Joined as |

Director	Principal Occupation	Employer	Director
Brad Saranecki	Consumer Marketing	Self Employed	2021
Cara Ferrick	Owner of Yoga Studio Business	Core Power Yoga	2020
Susan Peebler	Ghost Flower CEO	Self	2016
Robert Peebler	Investor and consultant	Self	2016

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Bonnie Crotzer	Vice President	2016
Susan Peebler	CEO	2016
Robert Peebler	CFO	2016
Robert Peebler	Treasurer	2016
Robert Peebler	Secretary	2016
Robert Peebler	Executive Chairman	2016

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Susan M Peebler	534175.0 Preferred Shares	20.6
Robert Peebler	534175.0 Preferred Shares	20.6

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

> The Company's limited operating history makes the Company's business difficult to evaluate.
>
> The Company was formed on June 13, 2016. Therefore, its prospects must be considered in light of the risks and uncertainties encountered by companies in an early stage of development in a competitive market. The Company has a history of operating losses, expects to continue to incur net losses in the immediate future, and may not achieve or maintain profitability for some time or at all. To generate significant revenue and achieve profitability, the Company must, among other things: continue to obtain market acceptance of its product; develop new products; attract, integrate, motivate and retain qualified personnel; successfully implement its marketing strategy; continue to build its financial and operational infrastructure and otherwise manage growth; develop and maintain brand awareness; and establish and maintain relationships with strategic partners. There can be no assurance that the Company will successfully implement these strategies, which could have a material adverse effect on its business. The Company cannot guarantee that it will achieve its stated business objectives or achieve positive or competitive results from its operations.
>
> General economic conditions and volatility due to the Coronavirus in the worldwide economy has adversely affected consumer spending in certain sectors, which may negatively affect the Company.
>
> The Company's performance will depend significantly on economic conditions, particularly those in the United States, and their impact on levels of consumer spending. Consumer spending on non-essential items is affected by a number of factors, including consumer confidence in the strength of economies,

fears of recession, the tightening of credit markets, higher levels of unemployment, higher tax rates, the cost of consumer credit and other factors. The current volatility in the United States economy in particular has resulted in an overall slowing in growth in the retail sector because of decreased consumer spending, which may remain depressed for the foreseeable future. These unfavorable economic conditions may delay or reduce consumer purchases of the Company's products.

The Company relies on third-party suppliers to provide fabrics and raw materials for and to produce the Company's products, and the Company has limited control over them and may not be able to obtain quality products on a timely basis or in sufficient quantity.

The Company does not manufacture its products or the raw materials for them and relies instead on third-party suppliers. If the Company experiences increased demand, or needs to replace an existing manufacturer, there can be no assurance that additional supplies of fabrics or raw materials or additional manufacturing capacity will be available when required on terms that are acceptable to us, or at all, or that any supplier or manufacturer would allocate sufficient capacity to us in order to meet the Company's requirements or fill the Company's orders in a timely manner. Even if the Company is able to expand existing or find new manufacturing or fabric/raw material sources, the Company may encounter delays in production. Delays related to supplier changes could also arise due to an increase in shipping times if new suppliers are located farther away from the Company's markets. Any delays, interruption or increased costs in the supply of fabric, raw materials or the manufacture of the Company's products could have an adverse effect on the Company's business. In addition, there can be no assurance that the Company's suppliers and manufacturers will continue to provide fabrics and raw materials or manufacture products that comply with the Company's specifications and are consistent with the Company's standards. Additionally, if defects in the manufacture of the Company's products are not discovered until after such products are purchased by the Company's customers, the Company's customers could lose confidence in the Company's products.

The Company operates in a highly competitive market and the size and resources of some of the Company's competitors may allow them to compete more effectively than the Company can.

The market for athletic apparel is highly competitive. Competition may result in pricing pressures, or the lack of ability to gain market share. The Company competes directly against wholesalers and direct retailers of athletic apparel, including large, diversified apparel companies with substantial market share and established companies expanding their production and marketing of athletic apparel, as well as against retailers specifically focused on women's athletic apparel. Many of the Company's competitors have significant competitive advantages, including longer operating histories, larger and broader customer bases, more established relationships with a broader set of suppliers, greater brand recognition and greater financial, research and development, marketing, distribution and other resources than the Company does.

The Company's competitors may be able to achieve and maintain brand awareness and market share more quickly and effectively than the Company can. The Company's competitors may also create and maintain brand awareness using traditional forms of advertising more quickly in new markets than the Company can. The Company's competitors may also be able to increase sales in their new and existing markets faster than the Company does by emphasizing different distribution channels than the Company.

If the Company's independent manufacturers fail to use ethical business practices and comply with applicable laws and regulations, the Company's brand image could be harmed due to negative publicity.

Violation of labor or other laws by the Company's independent manufacturers or the divergence of an independent manufacturer's labor or other practices from those generally accepted as ethical in the United States or other markets in which the Company does business could also attract negative publicity for the Company and its brand. Other apparel manufacturers have encountered significant problems in this regard, and these problems have resulted in organized boycotts of their products and significant adverse publicity. If the Company, or other manufacturers in the Company's industry, encounter similar problems in the future, it could harm the Company's brand image and results of operations.

Business disruptions such as natural disasters could seriously harm our future revenues and financial condition and increase our costs and expenses.

Our suppliers and design teams are concentrated in the greater Los Angeles, California area, a region known for seismic activity. A significant natural disaster, such as an earthquake, flood or fire could have a material and adverse effect on our business, financial condition and results of operations and increase our costs and expenses..

The Company may not be successful in implementing its business plan, which may have an adverse impact on its business and financial results.

The Company's financial success depends upon its ability to grow and implement its business plan. There can be no assurance that the Company will be able to implement such business plan or that the business plan will deliver on its intended results.

The Company may not be able to obtain sufficient funds to expand the Company's business.

The Company intends to continue to expand the Company's business. There can be no assurance that any revenue the Company generates or capital it raises will be sufficient to meet the Company's expected expenses in the foreseeable future. If additional financing is not available when required or is not available on favorable terms, the Company may be unable to successfully promote the Company's brand name, develop or enhance the Company's products, take advantage of business opportunities or respond to competitive pressures, any of which could have a material adverse effect on the Company's business.

The Company's future success is substantially dependent on the continued service of the Company's senior management.

The Company's future success is substantially dependent on the continued service of the Company's senior management. The loss of the services of the Company's senior management could make it more difficult to successfully operate the Company's business and achieve the Company's business goals.

The Company's officers and directors beneficially own a majority of the Company's equity securities.

Susan M. Peebler, the President, chief executive officer, and a director of the Company, and Robert P. Peebler, the Executive Chairman and a director of the

Company, are collectively the beneficial owners of a majority of the Company's outstanding equity securities. As such, they are able to control most matters requiring approval by shareholders including the election of directors and the approval of significant corporate transactions. In addition Susan M. Peebler and Robert M. Peebler are the only directors of the Company. enabling them to also control matters requiring approval by the board.

Actual results may vary materially from the projections provided to prospective purchasers.

The financial projections which were provided to prospective purchasers were prepared to illustrate the expected results based upon the assumptions made by the Company without the assistance of accounting and financial professionals. The assumptions upon which the projections are based are subject to variations, many of which are beyond the control of the Company. There can be no assurance that actual events will correspond with these assumptions. Actual results may be materially adversely different from the projections. While the projections represent the Company's estimates based upon circumstances expected to exist and the Company's own expected course of action, neither the Company nor any other person or entity makes any representations or warranty as to the projections or the future profitability of the Company. The projections have been prepared by the Company and have not been independently reviewed or verified.

Covid 19 has introduced risks to both the potential purchase patterns of our customers and the companies supply chain including materials and manufacturing. There is also the possibility of key contractors or employees could become sick with Covid 19 and impact their ability to work with or for the company.

Robert Peebler is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Bonnie Crotzer is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	3,596,988	603,050	Yes ∨
Preferred Stock	1,893,938	1,893,938	Yes ∨

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	200,000

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Robert & Susan Peebler
Issue date	01/01/20
Amount	$26,800.00
Outstanding principal plus interest	$26,500.00 as of 06/10/20
Interest rate	5.0% per annum
Maturity date	06/30/21
Current with payments	Yes

A working capital line of credit primarily to cover the additional cost of the Wefunder capital raise effort such as accounting, legal, and marketing.

Loan

Lender	Susan & Robert Peebler
Issue date	01/31/21
Amount	$100,000.00
Outstanding principal plus interest	$112,000.00 as of 01/31/21
Interest rate	8.5% per annum
Maturity date	06/30/22
Current with payments	Yes

The loan is fashioned after Shopify Capital where rather than an interest rate there is a fixed fee of 12%. Regardless of the time to repay the fee is the same. The loan is paid back at 16% of revenue due each month until the full amount is repaid. The Peebler's have agreed to delay payments until the Shopify Capital Loan is paid-off.

Loan

Lender	Shopify Capital
Issue date	03/15/21

Amount	$25,000.00
Outstanding principal plus interest	$27,000.00 as of 03/15/20
Interest rate	10.0% per annum
Current with payments	Yes

The loan is structured where a 10% fee is charged verses interest and payments are made each month in the form of remittance payments as percent or sales.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
8/2018	Regulation D, Rule 506(b)	Convertible Note	$319,000	General operations
11/2019	Regulation D, Rule 506(b)	Preferred stock	$203,500	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Susan & Robert Peebler
Amount Invested	$100,000.00
Transaction type	Loan
Issue date	02/01/21
Outstanding principal plus interest	$112,000.00 as of 02/28/21
Interest rate	8.5% per annum
Outstanding	Yes
Current with payments	Yes
Relationship	Chairman/CEO and Founders

The interest rate is an estimate depending on when the loan is fully paid. Rather than having a fixed interest rate there is a 12% fee regardless of how long it takes to pay down the loan. The payment plan is 16% of revenues payable each month until the loan is paid in full. Recently the Peebler's have agreed to delay remittance payments to make way for additional liquidity from a Shopify Capital loan with similar terms. Once the Shopify Capital is repaid than the remittance payments will restart with the Peebler's.

Name	Robert & Susan Peebler
Amount Invested	$249,000.00
Transaction type	Loan
Issue date	12/15/18
Outstanding principal plus interest	$0.00 as of 06/11/20
Interest rate	5.0% per annum
Maturity date	12/31/20
Relationship	Founders of the Company

Unsecured Promissory Notes issued by Bob & Susie Peebler that was used for inventory build and other general working capital needs. The $249,000 notes plus the remaining convertible notes owned by the Peebler's was converted into preferred shares during the series seed round in Nov 2019.

Name	Susan & Robert Peebler
Amount Invested	$100,000.00
Transaction type	Loan
Issue date	01/31/21
Outstanding principal plus interest	$112,000.00 as of 01/31/21
Interest rate	8.5% per annum
Maturity date	06/30/22
Current with payments	Yes
Relationship	Founders

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We design, manufacture, and sell high-end women's activewear that flatters all body shapes while offering a deeper purpose of self-healing and revitalization. We are the world's only activewear with the body's energy network and acupressure points woven into the designs. This serves as a self-care guide for women's health and wellness.
Our plan is to be a multi-million dollar, profitable company that sells fashionable activewear and related products and services that serve our mission. Phase II, planned for years 4-5, will be the launch of our first experiential Ghost Flower Wellness Center, which will include movement classes, oxygenated water therapy , acupressure and energy channel massage, a retail space for our activewear products, as well as a juice and food bar.

Milestones

Ghost Flower Inc was incorporated in the State of Texas in June 2016.

Since then, we have:

- Online YoY growth of over 260% in 2020, even during the pandemic.
- Founders personally invested over $1.6M in contributed capital for R&D, design, production and launch.
- First strategic co-brand with Suzanne Somers Inc., finalized April 2020.
- Unique, innovative women's activewear in a $398B market that's growing at 6.8% CAGR.
- High customer satisfaction: 82% of reviews are 5-star.
- Featured in Vogue, Shape, Goop, Thrive Global, and the cover of Oxygen magazine.
- First Series Seed Round of $203K closed in November 2019, with a post valuation of $750,000.
- WeFunder Series B Seed Round of $304K closed in Oct of 2020 with a post valuation of $1,804,000

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2020, the Company had revenues of $217,903 compared to the year ended December 31, 2019, when the Company had revenues of $70,314. Our gross margin was 37.55% in fiscal year 2020, compared to -54.55% in 2019.
- *Assets.* As of December 31, 2020, the Company had total assets of $353,072, including $49,931 in cash. As of December 31, 2019, the Company had $342,745 in total assets, including $49,253 in cash.
- *Net Loss.* The Company has had net losses of $313,626 and net losses of $382,106 for the fiscal years ended December 31, 2020 and December 31, 2019, respectively.
- *Liabilities.* The Company's liabilities totaled $0 for the fiscal year ended December 31, 2020 and $358,697 for the fiscal year ended December 31, 2019.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $400,800 in debt, $203,500 in equity, and $319,000 in convertibles.

After the conclusion of the Wefunder Offering our projected runway is 6 months before we need to raise further capital.

We plan to use the proceeds of WeFunder raise as set forth in this Form C under "Use of Funds"

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in early summer 2021. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Ghost Flower Inc cash in hand is $51,211, as of December 2020. Over the last three months, revenues have averaged $33,326/month, cost of goods sold has averaged

$23,331/month, and operational expenses have averaged $55,245/month, for an average burn rate of $45,250 per month. Our intent is to be profitable in 24 months.

Revenues in the first three months of 2021 are up 250% compared to the first three months of 2020.

Several of the popular items that were part of the new collection launched in the fall of 2020 sold out and the Company has recently placed orders to restock those items in addition for plans to expand the collection to include shorts for the spring and summer.

With the approval of the Independent Board Members and the majority of non-interested shareholders the company took out a working capital loan of $100,000 from the Founders, Susie and Robert Peebler. The terms of the unsecured loan is a flat 12% fee bringing the total amount due to $112,000 that will be paid back monthly at 16% of revenues for that month. It is estimated that the loan will be paid back over the next 16 months or less, depending on the companies revenues.

The Company also borrowed $25,000 from Shopify Capital on March 16th, 2021 to further increase working capital to help support restocking many sold out popular items and to provide additional working capital coverage as the company institutes new digital marketing approaches. The Peebler's agreed to defer remittent payments until the Shopify loan is paid off.

The Company decided that even though significant progress was made in 2020 with it's digital marketing efforts, that there was a need for a new firm with more experience in the fashion industry and a more stable workforce. Effective Feb 1st the company switched from Madwire LLC to CTZN LLC. In addition the Company has added an additional Independent Board member, Mr. Brad Saranecki who has a significant experience in both fashion, consumer marketing, and marketing strategy. Mr Saranecki will also act as the Companies part time Chief Marketing Officer (CMO).

The Company expects the online revenues to grow over 200% year over year for the next 3-6 months with an expectation of accelerating growth as our new marketing team improves key metrics such as site visits and conversion rates. Our current revenue forecast for the first 6 months is $150,000 that includes a $25,000 wholesale agreement not yet secured. We expect expenses at $175,000 for the same 6 month period.

Once the Shopify Capital loan is 85% paid back additional funds can be drawn in the future assuming continued solid growth.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Robert Peebler, certify that:

(1) the financial statements of Ghost Flower Inc included in this Form are true and complete in all material respects ; and

(2) the tax return information of Ghost Flower Inc included in this Form reflects accurately the information reported on the tax return for Ghost Flower Inc filed for the most recently completed fiscal year.

Robert Peebler
Investor and consultant

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Company is using the services of XX as part of its offering. XX is comprised of XX Investments, LLC, XX Team LLC, and the Lead Investors who provide services on behalf of XX Team LLC. The services of XX are available to companies that offer securities through Wefunder Portal LLC and to investors who invest in such companies through Wefunder Portal, but XX is not affiliated with Wefunder Portal or its affiliates.

XX Investments is the Company's transfer agent and also acts as custodian, paying agent, and proxy agent on behalf of all investors that enter into the Custodial and Voting Agreement with XX Investments through the Wefunder Portal website ("Investors"). XX Investments holds legal title to the securities the Company issues through Wefunder Portal (which are uncertificated) on behalf of Investors. Investors, in turn, hold the beneficial interests in the Company's securities. XX Investments keeps track of each Investor's beneficial ownership interest and makes any distributions to the Investors (or other parties, as directed by the Investors).

In addition to the above services, at the direction of XX Team, XX Investments votes the securities and take any other actions in connection with such voting on behalf of the Investors. XX Investments acts at the direction of XX Team, because XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. XX

Investments will not charge Investors for its services. XX Investments does charge the Company $1,000/year for services; however, those fees may be paid by Wefunder Inc. on behalf of the Company.

As noted, XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. Pursuant to the power of attorney, XX Team will make voting decisions and then direct XX Investments to vote and take any other actions in connection with the voting on Investors' behalf. XX Team will act, with respect to the Company, through our Lead Investor, who is a representative of XX Team. As compensation for its voting services, each Investor authorizes XX Investments to distribute to XX Team 10% of any distributions the Investor would otherwise receive from the Company. XX Team will share its compensation with our Lead Investor. XX Team, through our Lead Investor, may also provide consulting services to the Company and may be compensated for these services by the Company; although, fees owed by the Company may be paid by Wefunder Inc. XX Team will share its consulting compensation with our Lead Investor.

The Lead Investor is an experienced investor that we choose to act in the role of Lead Investor, both on behalf of the Company and on behalf of Investors. As noted, the Lead Investor will be a representative of XX Team and will share in compensation that XX Team receives from the Company (or Wefunder Inc. on the Company behalf) or from Investors. The Lead Investor will be chosen by the Company and approved by Wefunder Inc., and the identify of the Lead Investor must be disclosed to Investors before Investors make a final investment decision to purchase the Company's securities. Investors will receive disclosure regarding all fees that may be received by the Lead Investor. In addition to the fees described above, the Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a special purpose vehicle ("SPV") for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such a circumstance, the Lead Investor may act as a portfolio manager for that SPV (and as a supervised person of Wefunder Advisors) and may be compensated through that role. Although the Lead Investor may act in multiple roles and be compensated from multiple parties, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of the Company's securities. As a result, the Lead Investor's interests should always be aligned with those of the Investors.

Investors that wish to purchase the Company's securities through Wefunder Portal must agree to (1) hire XX Investments to serve as custodian, paying agent, and proxy agent with respect to the Company's securities; (2) give a power of attorney to XX Team to make all voting decisions with respect to the Company's securities; and (3) direct XX Investments to share 10% of the Investor's distribution from the Company with XX Team. The Company may waive these requirements for certain investors with whom the Company has a pre-existing relationship.

The XX arrangement described above is intended to benefit the Company by allowing the Company to reflect one investor of its capitalization table (XX Investments) and by simplifying the voting process with respect to the Company's securities by having one entity (XX Team), through one person (the Lead Investor), make all voting decisions and having one entity (XX Investments) carry out XX Team's voting instruments and any take any related actions. The XX arrangement also is intended to benefit Investors by providing the services of an experienced Lead Investor (acting on behalf of XX Team) who is expected to make value-maximizing decisions regarding Investors' securities. XX Team (acting through the Lead Investor) may further benefit both the Company and Investors by providing consulting services to the Company that are intended to maximize both the value of the Company's business and also the value of its securities.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://www.ghostflower.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

Financials 1
Financials 2

Appendix D: Director & Officer Work History

Bonnie Crotzer
Brad Saranecki

Cara Ferrick
Robert Peebler
Susan Peebler

Appendix E: Supporting Documents

Term-Sheet_Ghost_Flower_06.05.2020.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

Ghost Flower Subscription Agreement

Early Bird Ghost Flower Early Bird Subscription Agreement

Appendix C: Financial Statements

Financials 1

Financials 2

Appendix D: Director & Officer Work History

Bonnie Crotzer

Brad Saranecki

Cara Ferrick

Robert Peebler

Susan Peebler

Appendix E: Supporting Documents

Term-Sheet_Ghost_Flower_06.05.2020.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Ghost Flower Inc

By

Robert Peebler
_____
Co-Founder, Executive Chairman

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Bradley Joseph Saranecki
_____
Board Member
4/15/2021

Cara Ferrick
_____
Board member
4/15/2021

Bonnie Crotzer
_____
Co-founder & VP
4/4/2021

Susan Peebler
_____
CEO
4/3/2021

Robert Peebler

Co-Founder, Executive Chairman
4/3/2021

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.